WILMER CUTLER PICKERING
  HALE and DORR LLP

December 7, 2005
Via EDGAR
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Thomas S. Ward

60 STATE STREET
BOSTON, MA 02102
+1 617 526 6374
+1 617 526 5000 fax
thomas.ward@wilmerhale.com

Attention: Celeste M. Murphy, Esq., Special Counsel

Re:	LIN TV Corp.
Schedule TO-I filed November 21, 2005
File No. 005-78263
Ladies and Gentlemen:
On behalf of LIN TV Corp. (“LIN TV” or the “Company”), submitted herewith for filing is Amendment No. 1 (the “Amendment”) to the Schedule TO-I referenced above (the “Schedule TO”). The Amendment is being filed in response to comments contained in the letter dated December 5, 2005 (the “Letter”) from Celeste M. Murphy of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).
The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Amendment.
Please note that the Company does not believe that the information provided in response to your comments materially changes the information that was provided to security holders, and that accordingly, the Company does not plan to disseminate the revised materials. Additionally, attached hereto as Exhibit A is a letter from the Company containing the acknowledgments requested in the Letter.
Offer to Exchange Outstanding Stock Options
Summary Term Sheet, page 1
1.	Please revise your characterization of the information in the summary as “not complete.” The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed
BALTIMORE     BEIJING     BERLIN     BOSTON     BRUSSELS     LONDON     MUNICH
NEW YORK     NORTHERN VIRGINIA     OXFORD     PALO ALTO     WALTHAM     WASHINGTON

U.S. Securities and Exchange Commission
December 7, 2005

     transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete.
Response: The Company has revised the disclosure on page 1 of the Amendment in response to the Staff’s comment.
Q17 Can I change my election regarding options that I surrender? Page 5
2.	Here and in the corresponding section, disclose that tendering option holders also have withdrawal rights after the expiration of forty business days from the date this exchange offer commenced, if the tendered options have not yet been accepted for exchange. See Rule 13e-4(f)(2)(ii).
Response: The Company has revised the disclosure on pages 5 and 8 of the Amendment in response to the Staff’s comment.
Conditions of the Offer, page 9
3.	Three offer conditions include the trigger of changes in your prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.
Response: The Company has revised the disclosure on pages 9 and 10 of the Amendment in response to the Staff’s comment.
4.	We note your statement on page 10, regarding the condition, that “[a]ny determination we make concerning the events described in this section will be final and binding upon all of our employees, our subsidiaries’ employees and our non-employee directors eligible to participate in this offer.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.
Response: The Company has revised the disclosure on pages 9 and 10 of the Amendment in response to the Staff’s comment.
Summary Financial Information
5.	We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Further, you have provided summary information required by Item 1010(c) of Regulation M-A. However, we cannot locate some of the items required by Item 1010(c) in your summary information. For example, we cannot locate income per common share, net income per common share, or book value per share, as required by Items 1010(c)(2), (3), and (5), respectively. Please revise to include all the summary financial information required by Item 1010(c).

U.S. Securities and Exchange Commission
December 7, 2005

Response: The Company has revised the disclosure on page 14 of the Amendment in response to your comment.
* * *
If you require further information, please telephone the undersigned at the telephone number indicated above.
Very truly yours,
/s/ Thomas S. Ward
Thomas S. Ward

Exhibit A
LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906
December 7, 2005
Via EDGAR
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Celeste M. Murphy, Esq., Special Counsel

Re:	LIN TV Corp.
Schedule TO-I filed November 21, 2005
File No. 005-78263

Ladies and Gentlemen:
On behalf of LIN TV Corp. (the “Company”), please find below an acknowledgment of the Company as requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated December 5, 2005, from Ms. Celeste M. Murphy, Special Counsel, Office of Mergers & Acquisitions, Division of Corporation Finance of the Commission. The comment letter relates to the above-referenced Schedule TO-I filed by the Company on November 21, 2005.
In the comment letter, the Staff requested that the Company acknowledge certain matters with respect to the Amendment filing. Specifically, the Staff provided the following comment:
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
December 7, 2005

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
By this letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments in the filings review by the staff do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at (401) 454-2880 with any questions regarding this response letter or the above acknowledgement.

Very truly yours,
/s/ William A. Cunningham
William A. Cunningham
Vice President and Controller